FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                            Report of Foreign Issuer



                    Pursuant to Rule 13a - 16 or 15d - 16 of

                       the Securities Exchange Act of 1934



                         For the month of November 2004
                                23 November 2004



                       BRITISH SKY BROADCASTING GROUP PLC
                              (Name of Registrant)



                Grant Way, Isleworth, Middlesex, TW7 5QD England
                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F


                    Form 20-F X            Form 40-F



Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934


                    Yes                    No X



If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable



                                 EXHIBIT INDEX


                                    Exhibit


EXHIBIT NO. 1   Press release of British Sky Broadcasting Group plc
                announcing Transaction in Own Shares released on 23 November 2004






23 November 2004


BRITISH SKY BROADCASTING GROUP PLC - REPURCHASE OF SHARES

British Sky Broadcasting Group PLC ("BSkyB") announces that it has today purchased for cancellation 1,300,000 ordinary shares of BSkyB at a price of 556.34p per share.

Upon the cancellation of these shares the number of shares in issue will be 1,935,181,439.


ENDS





                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                         BRITISH SKY BROADCASTING GROUP PLC

Date: 23 November 2004                   By: /s/ Dave Gormley
                                             Dave Gormley
                                             Company Secretary